Executive Summary of Interim Securities Report


                                                                       Exhibit 1

Japanese Interim Securities Report for the fiscal half-year from April 1, 2006 through September 30, 2006, as submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 15, 2006, which included the following information:

Part I Company Information

1.  Corporate Overview
 o     Significant financial indices
 o     Description of business
 o     Information on subsidiaries and affiliates
 o     Employee information

2.  Business Information
 o     Summary of business results
 o     Production, orders and sales
 o     Management initiatives
 o     Material agreements (none)
 o     Research and development

3.  Capital Assets
 o     Changes in significant capital assets (none)
 o     Plans for the acquisition and retirement of capital assets (none)

4.  Company Data
 o     Share data
    -  Total number of shares, etc.
    -  Stock options, etc.
    -  Total number of outstanding shares, amount of capital, etc.
    -  Significant shareholders
    -  Shares with voting rights
 o     Movements in share price
 o     Changes in directors

5.  Accounting Information
 o     Audited consolidated interim financial statements and notes
 o     Audited unconsolidated interim financial statements and notes

6.  Other Filings of the Company

Part II Information on Guarantors (none)